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05036367

SEC... MMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-01-57550~~ 8-41215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOVELL INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Maryland Farms, Suite 126
(No. and Street)

Brentwood (City) Tennessee (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Lovell 615-373-1264 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill, Harper & Associates
(Name – *if individual, state last, first, middle name*)

761 Old Hickory Blvd, Suite 206, Brentwood, TN 37027
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2005
WASH. D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

LOVELL INCORPORATED

(SEC I.D. No 8-41215)

Financial Statements and Supplemental Schedules for
the Years ended December 31, 2004 and 2003, and
Opinion of Independent Certified Public Accountants, and
Supplemental Report on Internal Accounting Control
filed in accordance with Rule 17-a5(e)(3)
as a Public Document

HHA Hill, Harper & Associates
Certified Public Accountants

Independent Certified Public Accountants' Report

Terry A. Hill
Ernest R. Harper

**The Board of Directors
Lovell Incorporated:**

761 Old Hickory Boulevard
Suite 206
Brentwood, TN 37027
TEL: 615/377-3485
FAX: 615/377-3488

We have audited the accompanying statements of financial position of Lovell Incorporated as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and siginificant estimates made by management, as well as evaluating the overal financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lovell Incorporated as of December 31, 2004 and 2003, and the results of its operations, changes in stockholder's equity and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-1 and rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Harper & Associates

January 24, 2005

LOVELL INCORPORATED

Statements of Financial Position

December 31, 2004 and 2003

		2004	2003
Assets			
Current assets:			
Cash and cash equivalents	$	77,358	77,381
Commissions receivable		11,635	7,626
Receivable - clearing deposit		10,000	10,000
Total current assets		98,993	95,007
Furniture and equipment, at cost		8,989	22,147
Less accumulated depreciation		7,489	20,457
Net furniture and equipment		1,500	1,690
	$	100,493	96,697
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	515	511
Deferred state income taxes		710	400
Accrued franchise taxes		275	375
Total current liabilities		1,500	1,286
Stockholder's equity:			
Common stock, no par value. Authorized 100,000 shares; issued and outstanding 12,000 shares		12,000	12,000
Additional paid-in capital		48,000	48,000
Retained earnings		38,993	35,411
Total stockholder's equity		98,993	95,411
	$	100,493	96,697

Commitments and contingencies (notes 5 and 6)

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Operations

Years ended December 31, 2004 and 2003

		2004	2003
Revenues:			
Commissions:			
Exchange listed equity securities	$	-	2,083
Over the counter equity securities and other markets		100,654	78,155
Mutual funds		26,824	23,238
		127,478	103,476
Fees for investment advisory services		10,746	71,702
Interest income		6,674	6,279
Other		13,261	9,866
Total revenues		158,159	191,323
Operating expenses:			
Stockholder salary		77,175	82,500
Other salary and employee costs		6,156	37,122
Professional fees		3,350	3,200
Occupancy, office and other expenses		22,056	25,273
Clearing costs		34,880	26,359
Regulatory fees, licenses, etc.		2,411	2,624
Research		592	799
Quotations		5,085	5,206
Depreciation		1,579	1,128
Other taxes		983	1,158
Total operating expenses		154,267	185,369
Net earnings before income taxes		3,892	5,954
State income tax expense		310	300
Net earnings	$	3,582	5,654

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Changes in Stockholder's Equity

Years ended December 31, 2004 and 2003

		Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance December 31, 2002	$	12,000	48,000	29,757	89,757
Net earnings 2003		-	-	5,654	5,654
Balance December 31, 2003		12,000	48,000	35,411	95,411
Net earnings 2004		-	-	3,582	3,582
Balance December 31, 2004	$	12,000	48,000	38,993	98,993

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Cash Flows

Years ended December 31, 2004 and 2003

		2004	2003
Cash Flows from Operating Activities			
Net earnings	$	3,582	5,654
Adjustments to reconcile net earnings to net cash from operating activities:			
Depreciation		1,579	1,128
Increase in commissions receivable		(4,009)	(6,696)
Increase (decrease) in liabilities:			
Accounts payable		4	500
Deferred state income taxes		310	300
Accrued franchise taxes		(100)	-
Net cash from operating activities		1,366	886
Cash Flows from Investing Activities			
Purchase of computer system		(1,389)	-
Net cash from investing activities		(1,389)	-
Net increase in cash and cash equivalents		(23)	886
Cash and cash equivalents at beginning of year		77,381	76,495
Cash and cash equivalents at end of year	$	77,358	77,381
Supplemental cash flow information			
State income taxes paid	$	-	-

See accompanying notes to financial statements.

LOVELL INCORPORATED

Notes to Financial Statements

December 31, 2004 and 2003

(1) Summary of Significant Accounting Policies

Organization

The Company was organized on March 27, 1989, to perform various broker-dealer functions within the securities industry. Operations commenced in September 1989.

Revenue Recognition

The Company recognizes revenue either upon receipt, or when considered earned, if the earnings process has been substantially completed and revenues are reasonably assured of being collected. The related costs of managment fees, if any, are also accrued at that time.

Depreciation

Furnishings and equipment are depreciated using the straight-line method over a life of three to seven years.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash on hand, deposits with financial institutions, and debt instruments with an original maturity of three months or less to be cash and cash equivalents.

Marketable Securities

Quoted market prices are used to value marketable securities. The resulting difference between cost and market (or fair value) is included in income.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

(2) Income Taxes

The Company has elected to be treated as an S Corporation for Federal income tax purposes. Accordingly, no provision has been made for Federal income taxes in the accompanying statements. The Company is subject to State income taxes. The Company has elected to be taxed on the cash basis of accounting under which income is generally taxable when received and expenses deductible when paid. The effective State rate of taxation is six percent.

Income taxes are provided in the year transactions enter into the determination of net earnings, regardless of when such transactions are recognized for tax purposes.

(2) **Income Taxes, continued**

Deferred income tax liability as of December 31, 2004 and 2003 amounted to $710 and $400, respectively. Deferred income tax expense amounted to $310 and $300 for the years ended December 31, 2004 and 2003, respectively. The deferred tax balances arise primarily from reporting for financial statement purposes using the accrual method of accounting and using the cash basis of accounting for preparation of tax returns.

(3) **Concentrations of Assets**

The Company maintains its clearing deposit account with and receives a substantial amount of commissions revenues and clearing deposit are from a single clearing broker.

(4) **FOCUS Report, Part II A**

The accompanying financial statements have been reconciled to the FOCUS report, Part II A filed by the Company for the year ended December 31, 2004. Net capital has been reported to be $98,994, no differences are noted in the audited financial statements. The aggregate indebtedness ratio as of December 31, 2004 is 0.015386 to one.

The FOCUS report did not include a computation for determination of reserve requirements under Rule 15c3-3 as the Company is exempt under provisions of Rule 15c-3(k)(2)A.

(5) **Commitments**

The Company has entered into a lease for office space which expires in August, 2006. The lease requires monthly payments which are subject to minor adjustments. Lease expense for the year ended December 31, 2004 and 2003 amounted to $16,934 and $17,857 respectively. The minimum future rent expense under this lease is $17,231 in 2005; and $11,677 in 2006. The Company has a sublease arrangement for a portion of its office space and currently receives $663.

(6) **Retirement Plan Arrangement**

The Company makes discretionary contributions on the behalf of it's employees to SEP - IRA retirement plan arrangements. To be eligible to participate in the plan the employee must have attained the age of twenty one and have performed service for the Company in at least three of the five immediately preceding plan years. Further, the employee must receive compensation of $400 or more in the plan year. Contributions to the plan amounted to $-0- and $9,500 for the years ended December 31, 2004 and 2003, respectively.

Hill, Harper & Associates
Certified Public Accountants

Independent Certified Public Accountants' Supplemental Report On Internal Accounting Control

Terry A. Hill
Ernest R. Harper

**The Board of Directors
Lovell Incorporated:**

761 Old Hickory Boulevard
Suite 206
Brentwood, TN 37027
TEL: 615/377-3485
FAX: 615/377-3488

We have audited the financial statements of Lovell Incorporated for the year ended December 31, 2004, and have issued our report thereon dated January 24, 2005. As part of our audit, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system and the practices and procedures followed by the client in making the periodic computations of aggregrate indebtedness and net capital under net capital under Rule 17a-3(a)(11) Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The management of Lovell Incorporated is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicality of corrective action by management within the framework of a cost/benefit relationship.

Because of inherent limitations in any system of internal accounting control, errord or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Lovell Incorporated taken as a whole. The study and evaluation did however disclose the following weakness.

The only employee of the Company is the Company's owner, accordingly, it is impractical to attain a segregration of duties conducive to internal accounting control. It is not deemed practical to increase employees merely to enhance internal control.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Hill, Harper & Associates
January 24, 2005

LOVELL INCORPORATED

Computation of Net Capital Under Sec. Rule 15c3-1

Year ended December 31, 2004

Net Capital:		
Total stockholders' equity qualified for net capital	$	98,993
Deductions and\or charges:		
Furniture and equipment, net		1,500
Net capital	$	97,493
Computation of basic net capital requirement:		
Minimum net capital required	$	50,000
Excess net capital	$	47,493
Aggregate indebtedness:		
Accounts payable	$	515
Deferred state income taxes		710
Accrued franchise taxes		275
Aggregate indebtedness	$	1,500
Ratio: Aggregate indebtedness to net capital		0.015386
Reconciliation with Company's computation (included in Part II of Form X-17-5 as of December 31, 2004):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	97,493
Audit adjustments		-
Net capital as reported above	$	97,493